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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Spark Energy, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual
Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
846511202
(CUSIP Number of Class of Securities)
W. Keith Maxwell III
Chief Executive Officer and Chairman
Spark Energy, Inc.
12140 Wickchester Ln, Suite 100
Houston, Texas 77079
(713) 600-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
T. Mark Kelly
Sarah K. Morgan
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$22,000,000	$2,856
(1) The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, at the purchase price of $22.00 per share, in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,856 Filing Party: Spark Energy, Inc.
Form or Registration No.: Schedule TO-I; Schedule TO-I/A    Date Filed: May 11, 2020 and June 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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This Amendment No. 2 (this “Second Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2020 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer (the “Offer”) by Spark Energy, Inc., a Delaware corporation, to purchase up to 1,000,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “shares”) , at a purchase price of $22.00 per share, in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 11, 2020 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B), which were subsequently amended on June 2, 2020 (the “First Amendment”).
Except as otherwise set forth in this Second Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Second Amendment. This Second Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.
Items 1 through 11.
Items 1 through 11 are hereby amended and supplemented as follows:
As of the date of the First Amendment, based on information provided by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, no shares had been tendered. As stated in the First Amendment, the Offer will expire at 11:59 P.M., New York City Time, on Tuesday, June 16, 2020.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 11, 2020.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Spark Energy, Inc. on May 11, 2020.
(a)(5)(B)	Press release issued by Spark Energy, Inc. on June 2, 2020.
(b)	Not applicable.
(d)(1)
Registration Rights Agreement, dated as of August 1, 2014, by and among Spark Energy, Inc., NuDevco Retail Holdings, LLC and NuDevco Retail LLC (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(2)
Spark HoldCo. Third Amended and Restated Limited Liability Agreement, dated as of March 15, 2017, by and among Spark Energy, Inc., Retailco, LLC and NuDevco Retail, LLC (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on May 8, 2017).

(d)(3)
Amendment No. 1, dated as of January 26, 2018, to Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on January 26, 2018).

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Exhibit Number	Description
(d)(4)
Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC, dated as of March 30, 2020, by and between Spark Energy, Inc., Spark HoldCo, LLC, NuDevco Retail, LLC and Retailco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on April 3, 2020).

(d)(5)	Spark Energy, Inc. Second Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on May 23, 2019).
(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-1 (Commission File No. 333-196375) filed on June 30, 2014).
(d)(7)	Form of Notice of Grant of Restricted Stock Unit (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-1 (Commission File No. 333-196375) filed on June 30, 2014).
(d)(8)
Form of Notice of Grant of Restricted Stock Unit (Change in Control Restricted Stock Units) (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on August 3, 2018).

(d)(9)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(10)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and James G. Jones II (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(11)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and Kenneth M. Hartwick (incorporated by reference to Exhibit 10.12 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(12)
Indemnification Agreement, dated May 25, 2016, by and between Spark Energy, Inc. and Nick W. Evans, Jr. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on May 27, 2016).

(d)(13)
Indemnification Agreement, dated August 29, 2019, by and among Spark Energy, Inc. and Amanda Bush (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 30, 2019).

(d)(14)
Indemnification Agreement, dated as of March 17, 2020, by and between Spark Energy, Inc. and Kevin McMinn (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 19, 2020).

(d)(15)
Employment Agreement, dated June 14, 2019, by and between Spark Energy, Inc. and James G. Jones II (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K (Commission File No. 001-36559) filed on June 18, 2019).

(d)(16)
Employment Agreement, effective as of March 13, 2020, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 19, 2020).

(d)(17)
Employment Agreement, effective as of March 23, 2020, by and between Spark Energy, Inc. and Kevin McMinn (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 25, 2020).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.
SIGNATURE

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPARK ENERGY, INC.

By:    /s/ James G. Jones II
Name:    James G. Jones II
Title:    Chief Financial Officer
Date: June 5, 2020

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